Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

July 30, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kathy Churko and Ms. Samantha Brutlag

Re:       Infinity Core Alternatives Fund, File Nos.: 333-217337; 811-22923

Dear Ms. Churko and Ms. Brutlag:

The following is a revised letter to replace the correspondence filed on July 24, 2018 in response to the comments Ms. Churko provided on July 13, 2018 and Ms. Brutlag provided on July 19, 2018 in connection with your review of Amendment No. 11 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), for Infinity Core Alternative Fund (the “Fund” or “Registrant”).[1] This revised letter is being filed to clarify the Fund’s response to Comment No. 2.

Accounting Comments

1.	Comment: Please include one or more tables, charts, or graphs depicting the portfolio holdings of the Fund by reasonably identifiable categories (e.g., type of security, industry sector, geographic region, credit quality, or maturity) showing the percentage of net asset value or total investments attributable to each in each future annual and semi-annual report, in accordance with Item 24, Instruction 6 of Form N-2.

Response: The Registrant will include one or more tables, charts, or graphs depicting the portfolio holdings of the Fund by reasonably identifiable categories (e.g., type of security, industry sector, geographic region, credit quality, or maturity) showing the percentage of net asset value or total investments attributable to each in future annual and semi-annual reports.

___________________________

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

2.	Comment: Since the Auditor’s report is dated May 31, 2018, which is 61 days after the close of the fiscal year, explain whether the Fund complied with the requirement that it transmit to shareholders of record this report within 60 days after the close of the fiscal year as required by Rule 30e-1(c) of the 1940 Act. If not, please describe what procedures will be put in place to ensure compliance with Rule 30e-1(c) in the future.

Response: On May 30, 2018, the Administrator, UMB Fund Services, Inc. (“UMBFS”) filed the N-SAR for Infinity Core Alternative Fund and commenced the mailing of the Fund’s Annual Report to shareholders, prior to receiving authorization to file the signed audit opinion and report on internal controls by Grant Thornton LLP, the Fund’s independent auditor.

On May 31, 2018, Grant Thornton completed and delivered to the Fund’s investment adviser the signed audit opinion and report on internal controls. UMBFS updated the Fund’s annual report with the signed audit opinion and completed the annual report mailing to shareholders. On June 8, 2018, UMBFS filed the Form N-CSR and an amended Form N-SAR for the Fund with the report on internal controls dated May 31, 2018.

Going forward, UMBFS and the Fund’s investment adviser are evaluating and enhancing the communication protocol among all parties to ensure that all those that can affect the timely delivery of necessary audit evidence are kept abreast of outstanding audit evidence requests.  This in turn allows UMBFS and the Fund’s investment adviser to perform timely follow-up on outstanding audit matters to provide the  necessary audit evidence allowing the annual audit to be completed in a timely manner and the shareholder reports to be delivered in accordance with Rule 30e-1(c).

3.	Comment: The Fund filed an amended annual report on Form N-SAR on June 8, 2018. Please explain the reason for the amendment.

Response: The Fund filed an amended Form N-SAR for the Fund to replace the independent auditor’s report on internal controls dated May 30, 2018 with the report dated May 31, 2018 for the reasons described in response to comment #2 above.

4.	Comment: In the Schedule of Investments, in future annual and semi-annual reports, please identify or group together any holdings that are controlled or affiliated.

Response: The Fund will identify or group together any holdings that are controlled or affiliated in the Schedule of Investments in future annual and semi-annual reports.

Legal Comments

5.	Comment: Please place in bold font the last sentence of the first paragraph under “Fund Summary: The Fund and the Shares” section of the Prospectus.

Response: The Fund will place in bold font the last sentence of the first paragraph under “Fund Summary: The Fund and the Shares” section of the Prospectus as follows: “The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.”

6.	Comment: Please confirm that all required exhibits will be included in the Post-Effective Amendment filed in response to these comments.

Response: The Fund confirms that all required exhibits will be included in the Post-Effective Amendment filed in response to these comments, which will consist of a new auditor’s consent and the consent of legal counsel.

The changes in response to Comment 5 and 6 will be reflected in an amendment to the Fund’s Registration Statement to be filed prior to the effective date of the amendment.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

We trust that the foregoing is responsive to your comments. Questions and comments concerning these responses may be directed to the undersigned at (215) 988-2699 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara